Exhibit 99.1

News Release

Forward Pharma Appoints Claus Bo Svendsen as Chief Executive Officer and Plans to Reorganize to Reduce Burn Rate Following the Settlement and License Agreement with Biogen

COPENHAGEN, Denmark, March 1, 2017 — Forward Pharma A/S (NASDAQ:FWP) (“we” or the “Company”) today announced that its Board of Directors has appointed Claus Bo Svendsen, M.D., Ph.D. as Chief Executive Officer, effective March 1, 2017. He previously held the position of Executive Vice President at the Company.

Dr. Svendsen succeeds Peder M. Andersen, M.D., who has led the Company since 2012. Dr. Andersen will retain his role as Chief Operating Officer and serve until September 1, 2017.

Dr. Svendsen joined the Company in 2015, prior to which he held positions of increasing seniority in the Danish pharmaceutical company, Novo Nordisk A/S, with his last role being Global Medical Director. Previously, Dr. Svendsen worked in biotech venture capital and has a clinical background in internal medicine. He graduated as a Medical Doctor from University of Copenhagen in 2003, and additionally completed a Ph.D. in sarcoidosis pathobiology in 2009.

“Claus’ dedication and strong work ethic make him ideally suited to lead the Company as we pursue our opportunities in connection with the Settlement and License Agreement with Biogen,” said Florian Schönharting, Chairman of the Board of Directors. Additionally, he commented, “We thank Peder for his years of hard work, commitment and significant contributions to the Company.”

“I am excited to assume leadership of the Company and pursue our important objectives ahead in connection with the Settlement and License Agreement with Biogen,” said Dr. Svendsen.

The Company also announced plans to wind up its remaining research and development efforts and pursue an organizational realignment to reduce personnel and operating expenses by mid-year 2017.

About Forward Pharma:
Forward Pharma A/S is a Danish biopharmaceutical company that since 2005 has been developing FP187, a proprietary formulation of DMF (dimethyl fumarate) for the treatment of inflammatory and neurological indications. The Company owns a significant intellectual property (IP) portfolio related to DMF formulations. We granted to Biogen an irrevocable license to all of our IP through the recent Settlement and License Agreement and received from Biogen a non-refundable cash fee of $1.25 billion on February 9, 2017. We have opportunities to receive royalties from Biogen on sales of Tecfidera® or other DMF products for MS, dependent on, among other things, the U.S. interference outcome, Hart-Scott-Rodino (HSR) antitrust clearance and the ‘355 opposition outcome in Europe.

Our principal executive offices are located at Østergade 24A, 1st Floor, 1100 Copenhagen K, Denmark and our American Depositary Shares are publicly traded on NASDAQ Stock Market (FWP).  For more information about the Company’s products and developments, please visit our web site at http://www.forward-pharma.com.

Forward Pharma A/S Media Contact:
Sharon Klahre, Director, Investor Relations
Forward Pharma USA, LLC
7 Skyline Drive
Hawthorne, NY 10532
SK@forward-pharma.com
+1 914-752-3542

The Ruth Group
Lee Roth
lroth@theruthgroup.com
+1 646-536-7014

Forward Looking Statements:
Certain statements in this press release may constitute “forward-looking statements” of Forward Pharma A/S (the “Company”) within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements include, but are not limited to, statements which contain language such as “believe,” “expect,” “anticipate,” “hope,” “would” and “potential.”  Forward-looking statements are predictions only which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements.  Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: the satisfaction of certain conditions, and the accuracy of certain representations of the Company, in the Settlement and License Agreement entered into with subsidiaries of Biogen Inc. and certain other parties thereto; the Company’s ability to obtain, maintain, enforce and defend issued patents with royalty-bearing claims; the issuance and term of patents; the Company’s ability to prevail in or obtain a favorable decision in any patent interference, infringement action or European opposition proceeding; the Company’s ability to recover damages in any patent infringement action; risks and uncertainties related to the scope, validity and enforceability of our intellectual property rights in general and the impact on us of patents and other intellectual property rights of third parties; and our ability to generate revenue from product sales in the U.S. directly or through a licensee in the event Biogen does not obtain an exclusive license from us in the U.S. Certain of these and other factors are identified and described in detail in certain of our filings with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2015. We are providing this information as of the date of this presentation and do not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.